Western Copper and Gold and Tr'ondek Hwech'in Sign Co-Operation Agreement for Casino

VANCOUVER, BC -- (Marketwired - July 06, 2015) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN) and the Tr'ondëk Hwëch'in ("TH") wish to jointly announce that Western's wholly-owned subsidiary, Casino Mining Corp. ("CMC") and TH have entered into an initial Agreement for Co-Operation in Project Assessment and Other Matters (the "Agreement") relating to the Casino Project.

A portion of the Casino property is situated within TH's Traditional Territory.

The Agreement commits the parties to work cooperatively to review, evaluate and discuss the Casino Project and lays the foundation for establishing future agreements relating to the Project. The components of the Agreement will assist CMC and TH to maintain a mutually beneficial and respectful relationship going forward.

"This is yet another important step forward for the Casino Project," said Paul West-Sells, President of CMC. "Creating a base for ongoing positive and co-operative relations with TH is a key component as we work diligently on obtaining the necessary permits and move towards beginning construction. I look forward to working together with Chief Joseph and the rest of TH to bring the Casino Project forward."

"The Tr'ondek Hwech'in are pleased to be able to provide effective input into the proposed Casino project," added Chief Roberta Joseph. "We are committed to forging partnerships to support and ensure responsible mining within our Traditional Territory."

ABOUT TR'ONDËK HWËCH'IN

The Tr'ondëk Hwëch'in are a Yukon First Nation based in Dawson City, Yukon. The citizenship of roughly 1,200 includes descendants of the Hän-speaking people who have lived along the Yukon River in Tr'ondëk Hwëch'in Traditional Territory for millennia, and a diverse mix of families descended from Gwich'in, Northern Tutchone and other language groups.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is focused on advancing the Casino Project, one of the world's largest copper, gold, silver and molybdenum deposits, located in Yukon, Canada. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Dale Corman"

F. Dale Corman

Chairman & CEO

For more information please contact:

Paul West-Sells
President & COO

or

Chris Donaldson
Corporate Development
(T) 604.684.9497
(E) info@westerncopperandgold.com